UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Mariano Balaguer	William J. Coote
VP, Chief Financial Officer
(914) 345-9001	(914) 345-9001
Mariano.Balaguer@taro.com	William.Coote@taro.com

TARO ANNOUNCES APPOINTMENT OF INTERIM CEO

Hawthorne, NY, December 1, 2016 – Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) announced today that its Board of Directors has appointed Mr. Abhay Gandhi to the position of Interim Chief Executive Officer, effective January 1, 2017.  As previously announced, the Interim CEO will serve in this role during the period from Mr. Kal Sundaram’s departure at the end of this year until the arrival in April 2017 of Mr. Uday Baldota, Taro’s recently appointed CEO.

Mr. Gandhi currently serves as the CEO of the Sun Pharmaceutical Industries Ltd. (“Sun Pharma”) North America operations, a position he succeeded from Mr. Sundaram.  Taro’s Board of Directors has also nominated Mr. Gandhi to its Board.

Prior to joining Sun Pharma’s North America business, Mr. Gandhi held several leadership positions within Sun Pharma over the last 20 years, including most recently, as CEO of its India business where he was responsible for India operations as well as certain international markets, including sales & marketing, integration efforts, business development, portfolio management and other allied functions.  His leadership enabled the India business to grow more than three-fold in revenue within a short span of three years.

Taro’s Chairman, Mr. Dilip Shanghvi noted: “The Taro Board is confident that Mr. Gandhi will serve Taro and its stakeholders well during this interim period.”

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained, including without limitation statements in this press release regarding the appointments of the interim CEO, CEO, the transition of the business and the nomination to the Taro Board of Directors.  Factors that could cause actual results to differ include the market price of Taro’s stock, the nature of other investment opportunities presented to Taro, cash flows, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2016

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Subramanian Kalyanasundaram
Name: Subramanian Kalyanasundaram
Title: Chief Executive Officer and Director